February 5, 2015

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attn: Tim Levinberg

Re:	Barington/Hilco Acquisition Corp. (the “Company”)
Registration Statement on Form S-1
File No. 333-200180

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended, the Company hereby requests that the effective date of the above-captioned Registration Statement be accelerated so that it will become effective on February 5, 2015 on or after 4:30 P.M. Eastern Time, or as soon thereafter as is practicable.

In connection with our submission of this request, we acknowledge that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

BARINGTON/HILCO ACQUISITION CORP.

By:	/s/ James A. Mitarotonda
James A. Mitarotonda
Chief Executive Officer